

February 3, 2011

Via U.S. Mail and Facsimile

Charles Boehlke
Chief Financial Officer
MSC Industrial Direct Co., Inc.
75 Maxess Road
Melville, NY 11747

> **Re:**   **MSC Industrial Direct Co., Inc.**
> **Form 10-K for the Fiscal Year Ended August 28, 2010**
> **Filed October 22, 2010**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 3, 2010**

Dear Mr. Boehlke:

　　We have reviewed your response letter dated January 31, 2011 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended August 28, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 23

1. We note your response to comment two of our letter dated January 14, 2011. While we note that you disclose the increase in net sales for your Large Account Customer sales and the "remaining business" for the fiscal year ended 2010, and corresponding decreases for the fiscal year ended 2009, you do not identify the business reasons that led to such increases and decreases, aside from a general statement about the effect of the global economic recession. For example, it is unclear from your current disclosure why the net sales increase for your Large Account Customer programs for fiscal year 2010 was more significant than the net increase for your remaining business. While you note that the increases and decreases include the changes in sales and product mix, as well as price increases on certain SKUs, you do not discuss what in particular about these changes led

to the increase or decrease for your Large Account Customer net sales and remaining business net sales. Where financial statements reflect materially higher or lower revenues, the MD&A should not only identify the increase or decrease, but should also analyze the reasons underlying the change when the reasons are material and determinable. See Section II.B.4 of SEC Release No. 33-8350. Please confirm that you will provide such analysis in your future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Jeffrey N. Ostrager, Esq. (*via facsimile at* (917) 368-8918)
        Curtis, Mallet-Prevost, Colt & Mosle LLP